Filed pursuant to Rule 497(a)
File No. 333-286484
Rule 482ad



Eagle Point Credit Company

QUARTERLY UPDATE – Q2 2026

August 13, 2026

Important Information

This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, collateralized loan obligation ("CLO") collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.EaglePointCreditCompany.com), press releases and other public disclosures.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents



EAGLE POINT CREDIT COMPANY

Introduction to Eagle Point Credit Company (ECC)

Introduction to ECC

Company and Adviser Overview

The Company: Eagle Point Credit Company (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $976.4 million[1]
Distributions	▪ Monthly distribution of $0.06 per share of common stock (distribution rate of 19.4%)[2] ▪ $24.19 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC (Eagle Point or the Adviser) was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 120+ professionals[3]
Assets Under Management	▪ $14 billion AUM across the Eagle Point platform on behalf of institutional, high-net-worth and retail investors[4]

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC

ECC Highlights

EAGLE POINT CREDIT COMPANY

CLO Equity is an Attractive Asset Class	▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 31 of the past 34 full calendar years[5] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $6.1 million invested in securities issued by the Company[6]

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC

Private Equity Approach to Fixed Income Investing

EAGLE POINT CREDIT COMPANY

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results

Introduction to ECC

Senior Investment Team



THOMAS MAJEWSKI
Managing Partner – Lead Portfolio Manager

31 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets
- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital
- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market
- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS
- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Portfolio Manager – CLO Equity/Debt

20 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy
- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



DANIEL SPINNER
Portfolio Manager – Defensive Income

30 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy
- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios
- Credit trained in 1996 at Chase Manhattan Bank

Introduction to ECC

Cumulative Common Stock Distributions

ECC currently pays a monthly regular distribution of $0.06 per share[7]



ECC Cumulative Distributions Per Share[8]
IPO Price:
$20.00
$30
$25
$20
$15
$10
$5
$-
$2.35
$4.75
$8.00
$10.40
$12.80
$14.12
$15.76
$18.13
$19.99
$21.91
$23.59
$24.19
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD
Regular and Supplemental Distributions
Special Distributions Declared During Year
IPO Price

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC
Securities Outstanding

EAGLE POINT CREDIT COMPANY

Adviser and Senior Investment Team have approximately $6.1 million invested in ECC, ECCC and ECC AA[6]

Common Stock		Preferred Stock and Unsecured Notes					
NYSE Ticker	ECC	NYSE Ticker / Series Name	ECCC	ECC AA/AB	ECC PRD	ECCU	ECCV
Description	Common Stock	Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Convertible Perpetual Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Unsecured Notes Due 2030 ($25 Par Denomination)	Unsecured Notes Due 2029 ($25 Par Denomination)
Market Cap[9]	$494.8mm	Principal	$45.5mm	$152.8mm	$105.5mm	$115.0mm	$93.3mm
Price per Share[9]	$3.72	Price per Share[9]	$24.96	$25.00	$18.60	$25.08	$23.88
Distribution[2]	$0.06	Coupon	6.50%	7.00%	6.75%	7.75%	5.38%
Current Distribution Rate[2]	19.4%	Yield to Maturity[9]	6.5%	7.0%	9.1%	7.7%	7.3%
Payment Frequency	Monthly	Payment Frequency	Monthly	Monthly	Monthly	Quarterly	Quarterly
Maturity Date	N/A	Maturity Date	6/30/2031	Perpetual	Perpetual	6/30/2030	1/31/2029
Callable Date	N/A	Callable Date	Callable	2-years from Issuance	11/29/2026	6/30/2027	Callable
Market Value Held by Adviser and Senior Investment Team[6]	$6.0mm	Market Value Held by Adviser and Senior Investment Team[6]	$74.9k	$27.2k	-	-	-

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC

Track Record: Common Stock Total Return and Price to Book Ratio

For the period of October 7, 2014 – June 30, 2026:

- ECC generated a total return[10] of 35.74% versus 106.16% for the S&P BDC Index[11] (annualized net total return of 2.64% for ECC versus 6.36% for the S&P BDC Index)
- ECC traded at an average premium to book value of 9.0% while the BDCs comprising the S&P BDC Index[11] traded at an average discount of 5.3%

Value of $10,000 Invested



SPBDC
ECC
$20,616
$13,574
$24,000
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 YTD 2026

Price to Book Ratio[12]



SPBDC P/B
Average SPBDC P/B
ECC P/B
Average ECC P/B
108.98%
94.71%
82.04%
80.87%
160%
140%
120%
100%
80%
60%
40%
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 YTD 2026

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: Bloomberg.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC

ECC By The Numbers

19.4%

Current Distribution Rate[2]

282

Number of Resets, Refis, Re-Pricings and Calls[13]

$0.06

Monthly Distribution[2]

23

Average Years of CLO Experience of Senior Investment Team

95.1%

Exposure to Floating Rate Senior Secured Loans

1,838

Number of Underlying Loan Obligors

167

Number of CLO Equity Securities

33

Number of CLO Collateral Managers

3.4

Weighted Average Reinvestment Period (years)

As of June 30, 2026.
Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

EAGLE POINT
CREDIT COMPANY



CLO Equity Overview

CLO Equity Overview

Why Invest in CLO Equity?

Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[1]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview

CLOs are Securitizations of a Portfolio of Senior Secured Loans

EAGLE POINT CREDIT COMPANY

The Company invests primarily in the equity and subordinated debt tranches

Assets

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Liabilities + Equity

Senior Debt
Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio
2. Match funded (i.e., limited refinancing risk)[2]
3. No mark to market triggers (i.e., no margin calls or forced sales)
4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from this example.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview

Senior Secured Loans are the Raw Materials of CLOs

EAGLE POINT CREDIT COMPANY

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[3]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[4]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors In CLOs[5]

Representative Company Capital Structure

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Subordinated Bonds Generally unsecured	10-20%
Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

Average Recovery Rates (1973–2025)[6]


80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview

The CLO Market is Large and Important to the Loan Market

EAGLE POINT CREDIT COMPANY

The CLO market is the largest source of capital for the US senior secured loan market[7]

US Leveraged Loans Outstanding[7]


4% CAGR9
Leveraged Loans Outstanding ($bn)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,193
$1,193
$1,341
$1,413
$1,397
$1,418
$1,549
$1,568
2019
2020
2021
2022
2023
2024
2025
2026 YTD

US CLOs Outstanding[8]


CLOs Outstanding ($bn)
CLO Count (#)
10% CAGR9
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$673
$731
$883
$968
$1,030
$1,088
$1,175
$1,214
2019
2020
2021
2022
2023
2024
2025
2026 YTD

US Leveraged Loans Fund Flows ($Billions)[10]


Fund Flows ($bn)
$25
$20
$15
$10
$5
$0
($5)
($10)
($15)
($20)
($25)
$8.0
$10.8
$19.6
($4.5)
($15.2)
($12.7)
($10.7)
($8.0)
$0.9
$0.5
$4.2
$8.0
($2.7)
$11.9
$9.9
($7.7)
$4.4
($4.9)
($2.8)
$5.1
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge and discussion with market participants. Eagle Point's opinions are subject to change without notice.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview
Positive Loan Market Track Record

From 1992 through 2025, the S&P UBS Leveraged Loan Index generated positive total returns in 31 of the 34 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[11]



Annualized Return: 5.6%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1992 6.8%
1993 11.2%
1994 10.3%
1995 8.9%
1996 7.5%
1997 8.3%
1998 5.3%
1999 4.7%
2000 4.9%
2001 2.7%
2002 1.1%
2003 11.0%
2004 5.6%
2005 5.7%
2006 7.3%
2007 1.9%
2008 -28.8%
2009 44.9%
2010 10.0%
2011 1.8%
2012 9.4%
2013 6.2%
2014 2.1%
2015 -0.4%
2016 9.9%
2017 4.2%
2018 1.1%
2019 8.2%
2020 2.8%
2021 5.4%
2022 -1.1%
2023 13.0%
2024 9.1%
2025 5.9%
2026 YTD 1.4%

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: S&P UBS. Data as of June 30, 2026.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

EAGLE POINT CREDIT COMPANY

Loan repayments provide capital for reinvestment within CLOs



Annual Repayment Rate
Annual Repayment Rate
Average
60%
40%
20%
0%
48.9%
56.4%
48.2%
44.7%
37.3%
8.8%
14.8%
26.9%
40.1%
38.7%
46.9%
27.6%
21.1%
29.6%
38.1%
24.1%
21.7%
18.3%
30.0%
13.6%
17.6%
27.9%
20.7%
21.9%
23.6% Cumulative Repayments
Average: 30.2%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: Pitchbook LCD. Data as of June 30, 2026.


EAGLE POINT
CREDIT COMPANY

ECC Supplemental Information

ECC Supplemental Information[1]

Quarterly Snapshot Trend

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$59.84	$61.88	$74.48	$66.79	$74.66
Distributions Received From Other Investments[3]	12.26	12.33	15.27	12.57	13.49
Total Portfolio Cash Distributions Received[3]	$72.10	$74.21	$89.75	$79.36	$88.15
Investment Income From CLO Equity	$20.16	$25.17	$35.01	$38.24	$36.73
Investment Income From CLO Debt	0.11	0.35	0.96	1.33	1.47
Investment Income From Loan Accumulation Facilities	1.78	1.72	1.86	1.84	0.97
Investment Income From Regulatory Capital Relief Securities	2.43	3.14	2.21	1.92	1.83
Investment Income from Other Assets	12.95	12.01	11.17	8.69	7.32
Total Gross Income	$37.43	$42.39	$51.21	$52.02	$48.32
Cash Flow Treated as Return of Capital	$32.79	$30.12	$34.67	$30.97	$33.60
Operational and Administrative Expense[4]	$3.07	$1.50	$2.47	$2.70	$2.29
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$50.13	$49.22	$65.03	$64.31	$71.75
Called CLO Equity Distributions[3]	9.71	12.66	9.45	2.48	2.91
Distributions Received From CLO Equity[2,3]	$59.84	$61.88	$74.48	$66.79	$74.66
Distributions Received From CLO Debt[3]	0.29	0.62	0.93	1.28	1.66
Distributions Received From Loan Accumulation Facilities[3]	0.76	0.35	0.00	1.60	2.55
Distributions Received From Regulatory Capital Relief Securities[3]	1.62	1.15	1.69	1.93	1.88
Distributions Received From Non-CLO Assets[3]	9.59	10.21	12.65	7.76	7.40
Total Portfolio Cash Distributions Received[3]	$72.10	$74.21	$89.75	$79.36	$88.15
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.54	$0.57	$0.68	$0.61	$0.72
GAAP NII and Realized Gain/(Loss) per Common Share[5]	($0.62)	$0.14	($0.26)	$0.16	$0.16
Weighted Avg of Common Shares for the period	132,499,521	132,082,850	131,173,342	129,235,490	122,836,051
Common Shares Outstanding at end of period	133,010,748	132,208,768	131,810,023	130,832,939	126,331,691

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]

Income Statement and Balance Sheet Highlights

EAGLE POINT CREDIT COMPANY

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.17	$0.20	$0.23	$0.24	$0.23
GAAP Realized Gain/(Loss) from Investments[2]	(0.79)	(0.06)	(0.49)	(0.08)	(0.07)
Total GAAP NII and Realized Gain/(Loss) from Investments before Non-Recurring Expenses[2]	($0.62)	$0.14	($0.26)	$0.16	$0.16
Foreign Currency Contract Realized Gain/(Loss)[2]	0.03	(0.03)	(0.00)	(0.01)	(0.08)
Total GAAP NII and Realized Gain/(Loss), inclusive of Non-Recurring Expenses and Foreign Currency Contract Realized Gain/(Loss)[2]	($0.59)	$0.11	($0.26)	$0.15	$0.08
GAAP Temporary Equity Distributions Paid and Amortization[2]	($0.05)	($0.05)	($0.04)	($0.05)	($0.03)
Total Portfolio Cash Distributions Received[2,3]	$0.54	$0.57	$0.68	$0.61	$0.72
Less Cash Received on CLOs called[2]	(0.07)	(0.10)	(0.07)	(0.02)	(0.03)
Recurring Portfolio Cash Distributions Received[2,4]	$0.47	$0.47	$0.61	$0.59	$0.69
Common Share Distributions Paid[6]	($0.18)	($0.42)	($0.42)	($0.42)	($0.42)
Total Company Expenses and Distributions on Temporary Equity[2,5]	(0.15)	(0.16)	(0.19)	(0.19)	(0.19)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	($0.33)	($0.58)	($0.61)	($0.61)	($0.61)
Common Share Market Price (period end)	$3.72	$3.76	$5.76	$6.61	$7.66
Net Asset Value (period end)	$4.51	$4.17	$5.70	$7.00	$7.31
$ Premium / (Discount)	($0.79)	($0.41)	$0.06	($0.39)	$0.35
% Premium / (Discount)	-17.5%	-9.8%	1.1%	-5.6%	4.8%
(Figures below are in millions, except shares outstanding)					
Assets[7]					
CLO Equity	$627.81	$714.84	$948.11	$1,172.68	$1,160.86
CLO Debt	0.45	8.11	18.44	35.15	43.55
Regulatory Capital Relief	100.99	103.29	107.57	48.63	54.42
Portfolio Debt Securities	85.50	85.16	98.98	84.42	47.73
Infrastructure Credit	111.99	70.28	31.24	1.10	0.00
ABS / Specialty Finance	61.45	60.79	79.34	76.89	69.95
Strategic Credit	17.21	15.30	14.20	15.22	16.37
Cash and Restricted Cash	59.54	11.41	47.41	57.61	79.89
Receivables and Other Assets	75.17	62.17	49.60	52.04	45.50
Liabilities					
Notes	(204.44)	(271.02)	(276.27)	(277.45)	(274.42)
Term Preferred Stock	(45.43)	(47.23)	(112.48)	(113.94)	(112.77)
Payables and Other Liabilities	(56.62)	(27.84)	(22.25)	(34.46)	(19.96)
Temporary Equity					
Preferred Stock	(234.12)	(234.18)	(232.96)	(202.44)	(187.18)
Net Assets of Common Shares	$599.50	$551.08	$750.93	$915.45	$923.94
Weighted Avg of Common Shares for the period	132,499,521	132,082,850	131,173,342	129,235,490	122,836,051
Common Shares Outstanding at end of period	133,010,748	132,208,768	131,810,023	130,832,939	126,331,691

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]

Distribution and Expense Coverage

EAGLE POINT CREDIT COMPANY



ECC Portfolio Recurring Cash Flows[2]
Recurring Portfolio Cash Distributions Received[3]
$0.90
$0.70
$0.50
$0.30
$0.10
($0.10)
($0.30)
$0.69
$0.08
$0.19
$0.42
$0.59
$0.19
$0.42
($0.02)
$0.61
$0.19
$0.42
$0.47
$0.16
$0.42
($0.11)
$0.47
$0.14
$0.15
$0.18
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Cash Received in Excess or Deficit of Common Share Distributions and Total Company Expenses
Total Company Expenses and Distributions on Temporary Equity[4]
Common Share Regular and Supplemental Distributions Paid[5]

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information

Portfolio Investments and Underlying Portfolio Characteristics

As of June 30, 2026, ECC's portfolio was invested across 167 CLO investments

Summary of ECC's Portfolio of Investments[1]



Cash 6%
Strategic Credit 2%
Infrastructure Credit 10%
Portfolio Debt Securities 8%
ABS / Specialty Finance 6%
Regulatory Capital Relief 9%
CLO Equity 59%

Summary of Underlying Portfolio Characteristics[2]

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Number of Unique Underlying Loan Obligors	1,838	1,841	1,850	1,893	1,906
Largest Exposure to an Individual Obligor	0.62%	0.59%	0.58%	0.60%	0.58%
Average Individual Loan Obligor Exposure	0.05%	0.05%	0.05%	0.05%	0.05%
Top 10 Loan Obligors Exposure	4.69%	4.58%	4.68%	4.73%	4.81%
Currency: USD Exposure	86.22%	87.96%	88.79%	90.86%	91.31%
Aggregate Indirect Exposure to Senior Secured Loans[3]	95.07%	95.43%	95.36%	95.61%	95.71%
Weighted Average Junior Overcollateralization (OC) Cushion	4.43%	4.39%	4.51%	4.57%	4.63%
Weighted Average Market Value of Loan Collateral	95.99%	95.33%	97.28%	97.27%	97.37%
Weighted Average Stated Loan Spread	3.15%	3.15%	3.19%	3.25%	3.33%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.7 years	4.7 years	4.7 years	4.7 years	4.7 years
Weighted Average Remaining CLO Reinvestment Period	3.4 years	3.4 years	3.3 years	3.4 years	3.3 years

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information

Obligor and Industry Exposures

As of June 30, 2026, ECC has exposure to 1,838 unique underlying borrowers across a range of industries

Top 10 Underlying Obligors[2]

Obligor	% Total
TransDigm	0.6%
Hologic	0.5%
Virgin Media	0.5%
TIBCO Software	0.5%
Electronic Arts	0.4%
Froneri International	0.4%
Belron Finance	0.4%
Envestnet	0.4%
Power Solutions	0.4%
Focus Financial Partners	0.4%
Total	4.7%

Top 10 Industries of Underlying Obligors[2,5]

Industry	% Total
Technology: Software & Services	10.4%
Diversified Financial Services	6.0%
Health Care Providers & Services	5.2%
Hotels, Restaurants & Leisure	5.2%
Media	5.0%
Professional Services	4.1%
Technology: Hardware & Equipment	4.0%
Insurance	3.9%
Commercial Services & Supplies	3.8%
Chemicals	3.7%
Total	51.3%

Amounts shown are rounded, and therefore totals may not foot.
See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information

Maturity Distribution of Underlying Obligors



Maturity Distribution of Underlying Obligors as of June 30, 2026[2]
% of Fund Exposure
40%
35%
30%
25%
20%
15%
10%
5%
0%
Prior to 2028, only 1.5% of ECC's underlying loan portfolios mature
0.1%
1.4%
12.7%
11.0%
12.7%
30.1%
22.9%
9.2%
2026
2027
2028
2029
2030
2031
2032
2033+
Underlying Loan Maturity

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



Selected Market Data

Selected Market Data

Credit Fundamentals

Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]


4.7x
4.7x
5.0x
4.8x
4.9x
4.9x
5.3x
5.4x
5.5x
5.1x
5.0x
5.3x
4.8x
5.3x
5.9x
5.2x
5.0x
5.0x
4.7x
5.0x
5.0x
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YTD 2026
Leverage

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]


3.2x
3.2x
3.1x
3.5x
4.0x
4.1x
3.8x
4.1x
4.5x
4.8x
4.5x
4.8x
5.1x
4.6x
4.8x
5.8x
5.6x
4.3x
4.9x
4.7x
4.9x
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD
Interest Coverage

Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]


4.4x
4.9x
3.7x
4.1x
3.9x
4.4x
4.6x
4.7x
4.9x
4.7x
5.0x
5.0x
5.2x
5.2x
5.1x
5.3x
5.3x
4.5x
4.7x
4.6x
4.6x
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD
FLD/EBITDA
SLD/EBITDA
Other Sr Debt/EBITDA
Sub Debt/EBITDA

Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]


3.0x
2.9x
3.8x
3.9x
4.1x
3.9x
3.8x
4.1x
4.1x
4.2x
3.8x
4.0x
3.6x
3.4x
4.0x
4.1x
3.9x
3.1x
3.2x
3.5x
4.0x
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD
EBITDA-Capex/Cash Interest
EBITDA/Cash Interest

Source: Pitchbook LCD. As of March 31, 2026.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Credit Fundamentals

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]


11.0% 13.5% 16.3% 12.4% 12.5% 13.6% 10.3% 6.3% 3.9% 5.4% 4.8% 7.2% 8.5% 6.2% 8.7% 10.0% 9.4% 9.6% 11.8% 13.6% 11.0% 9.3% 6.1% 4.5% 5.7% 4.2% 0.9% (13.1%) (2.6%) 2.7% 12.5% 27.2% 18.0% 16.7% 18.2% 15.4% 15.1% 11.7% 6.9% 4.3% 2.4% 3.0% 3.9% 2.2% 4.1% 4.3% 3.0% 6.3% 5.9% 7.4% 8.0%
Revenue Growth % (YoY)
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]


6.8% 8.8% 7.1% 8.8% 9.5% 10.2% 5.8% 7.1% 6.2% 7.0% 7.1% 5.8% 4.3% 5.2% (1.3%) 4.7% 5.8% 4.7% 9.3% 12.1% 13.3% 9.5% 2.7% 1.7% 2.5% 0.0% (9.5%) (22.7%) (1.5%) 4.9% 15.7% 20.9% 13.1% 7.8% 15.0% 11.2% 14.0% 4.8% 5.5% 2.4% 1.8% 3.1% 3.2% 3.8% 4.6% 2.3% 2.3% 4.3% 2.9% 2.6% 8.9%
EBITDA Growth % (YoY)
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26

Source: Pitchbook LCD. As of March 31, 2026.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data

Liquidity Considerations

- Secondary trading is conducted through BWICs (Bids Wanted in Competition) and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis



Annual CLO Trading Volume
($Billions)
$250
$200
$150
$100
$50
$0
$35.4
$70.5
$42.7
$36.6
$47.5
$32.2
$52.4
$39.1
$52.2
$37.8
$26.4
$42.2
$45.1
$28.4
$74.8
$36.1
$133.9
$50.7
$79.1
$61.3
$153.5
$46.9
$159.9
$40.5
$144.5
$53.6
$175.3
$52.3
$149.3
$34.3
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD
Investment Grade Rated CLO Tranches
Non-Investment Grade Rated CLO Tranches

INSIGHT

There was over $193 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of June 30, 2026.


EAGLE POINT
CREDIT COMPANY

Appendix: Endnotes

Appendix: Endnotes

Introduction to Eagle Point Credit Company (ECC)

Company and Adviser Overview

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCU, ECCV is based on securities outstanding as of June 30, 2026 and closing market prices as of June 30, 2026. Market capitalization for periods after June 30, 2026 will vary based on stock price performance. Combined market capitalization also includes the principal value of the Company's 7.00% Series AA Convertible and Perpetual Preferred Stock and 7.00% Series AB Convertible and Perpetual Preferred Stock, which are not listed on an exchange.

2. Based on ECC's closing market price of $3.72 per share on June 30, 2026 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

3. As of June 30, 2026. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.

4. As of June 30, 2026. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

ECC Highlights

5. The S&P UBS Leveraged Loan Index tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index. See page 18.

6. Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2026 (based on market values as of June 30, 2026).

Cumulative Common Stock Distributions

7. Based on amount and frequency of regular distributions most recently declared by the Company.

8. As of June 30, 2026. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Securities Outstanding

9. Reflects securities outstanding as of June 30, 2026, and market prices as of June 30, 2026. Yield is shown to the stated maturity based on market prices as of June 30, 2026. If called prior to stated maturity, the yield could be adversely impacted. Series AA/AB Convertible Perpetual Preferred Stock are unlisted and price per share reflects a public offering price.

Track Record: Common Stock Total Return and Price to Book Ratio

10. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

11. The S&P BDC Index is designed to track leading business development companies ("BDCs") that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the US Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

12. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

ECC By The Numbers

13. Since IPO date October 7, 2014 through June 30, 2026.

EAGLE POINT CREDIT COMPANY

Why Invest in CLO Equity?

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLOs are Securitizations of a Portfolio of Senior Secured Loans

2. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

Appendix: Endnotes

CLO Equity Overview

EAGLE POINT CREDIT COMPANY

Senior Secured Loans are the Raw Materials of CLOs

3. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

4. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies or by private market multiples and other valuation methodologies in the case of private companies.

5. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of US senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.

6. Source: S&P Default, Transition, and Recovery: US Recovery Study: Supportive Markets Boost Loan Recoveries. Published December 17, 2025. Mean Recovery Rate from 1973 – 2025 (as of September 30, 2025).

The CLO Market is Large and Important to the Loan Market

7. Source: Pitchbook LCD. As of June 30, 2026.

8. Source: LSEG. As of June 30, 2026.

9. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.

10. Source: JP Morgan as of June 30, 2026.

Positive Loan Market Track Record

11. The S&P UBS Leveraged Loan Index launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Appendix: Endnotes

ECC Supplemental Information

Quarterly Snapshot Trend

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.

4. Excludes interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock and 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), management fees, incentive fees, excise tax expense or refund and non-recurring upfront expenses associated with the offerings.

5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

Appendix: Endnotes

ECC Supplemental Information

EAGLE POINT CREDIT COMPANY

Income Statement and Balance Sheet Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

4. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

5. Includes operational and administrative expenses, interest expense, distributions on the temporary equity, as well as non-recurring expenses.

6. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

7. CLO Equity category includes loan accumulation facilities and other CLO equity related investments. The Company's investment in joint ventures are categorized based on the underlying assets held by the joint ventures.

Appendix: Endnotes
ECC Supplemental Information

Distribution and Expense Coverage

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

4. Includes operational and administrative expenses, interest expense and distributions on the temporary equity.

5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Portfolio Investments and Underlying Portfolio Characteristics and Maturity Distribution of Underlying Obligors

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of June 30, 2026. Excludes restricted cash. CLO Equity category includes loan accumulation facilities and other CLO equity related investments. The Company's investment in joint ventures are categorized based on the underlying assets held by the joint ventures.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. The Company obtains exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

Obligor and Industry Exposures

5. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Appendix: Endnotes
Selected Market Data

Credit Fundamentals

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2026, this included approximately $190 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.


EAGLE POINT
CREDIT COMPANY

Eagle Point Credit Company
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

Investor and Media Relations: Prosek Partners
IR@eaglepointcredit.com
(203) 340-8510